March 1, 2011

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: H. Christopher Owings, Assistant Director

Re: Nutrisystem, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 5, 2010
Definitive Proxy Statement filed on Schedule 14A
Filed April 5, 2010
File No. 000-028551

Dear Mr. Owings:

This letter is submitted on behalf of Nutrisystem, Inc. (the "Company") in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above-referenced filings, as set forth in your letter dated February 14, 2011 (the "Comment Letter").

In response to your letter, set forth below are the Staff's comments in bold followed by the Company's responses to the Staff's comments. We have sent to your attention via overnight mail three courtesy copies of this letter as filed via EDGAR.

Definitive Proxy Statement filed on Schedule 14A

Compensation Discussion and Analysis, page 12

  We note your response to comment seven in our letter dated December 27, 2010. Please disclose your formula for determining your bonus pool, including the target and actual EBIDTA, and explain how you calculated annual adjusted EBIDTA.

  Response: In future filings, we will provide the requested disclosure in the Compensation Discussion and Analysis section of the proxy statement. We will also include our definition of Adjusted EBIDTA, which we calculate as income from continuing operations excluding non-cash employee compensation, other income (expense), equity and impairment loss, interest, income taxes and depreciation and amortization. We will also explain that Adjusted EBIDTA excludes certain non-cash and non-operating items to facilitate comparisons and, we believe, provides a meaningful measurement that is focused on the performance of the ongoing operations of the Company.

  We have historically established a cash bonus pool equal to 3% of Adjusted EBITDA.

  In 2009, we also established a cash bonus payment threshold of $90 million of Adjusted EBITDA, which was not achieved, so no cash bonuses were paid, except to individuals with guaranteed bonuses as disclosed in our 2010 proxy statement.

  For 2010, our compensation committee established a new methodology for the payment of cash bonuses, which we will disclose in our 2011 proxy statement. Under the 2010 methodology, each executive officer can achieve a cash bonus in a range from a threshold of 50% of salary at $71 million of Adjusted EBITDA, to a target of 100% of salary and $79 million of Adjusted EBITDA, to a maximum of 150% of salary and $87 million of Adjusted EBITDA.

  Related Transactions, page 34

  We note your response to comment nine in our letter dated December 27, 2010. Please describe your policy in more detail without reference to our regulations.

Response: In future filings, we will provide the disclosure required by Item 404(b) of Regulation S-K.

The proposed disclosure, to be included in future filings, would read as follows:

The Company has adopted a Code of Conduct, which is intended to promote legal compliance and ethical behavior of all of the Company's employees, executive officers and directors. Article XII of the Nutrisystem, Inc. Code of Conduct requires that our Audit Committee, which is comprised of independent directors, review and approve all proposed transactions between the Company and any of the Company's officers or directors, or relatives or affiliates of any such officers or directors before such transaction is consummated.

Pursuant to Section III.D. of the Company's Audit Committee Charter, and in accordance with Nasdaq Rule 4350(h), our Audit Committee is responsible for reviewing and approving all proposed transactions between the Company and any of the Company's officers or directors, or relatives or affiliates of any such officers or directors, brought to the Audit Committee's attention by management before such transaction is consummated.

The Audit Committee has not adopted any specific written procedures for conducting the review of related party transactions. Rather, each transaction is considered in light of the specific facts and circumstances presented. In the course of its review and approval of a transaction, the Audit Committee considers, among other factors it deems appropriate:
    Whether the transaction is in, or is not inconsistent with, the best interests of the Company and its stockholders.
    The business reasons for the transaction.
    Whether the transaction would impair the independence of one or more of the Company's officers or directors; and
    Whether the transaction is material, taking into account the significance of the transaction.

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The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities of the United States.

If you have any questions regarding the foregoing, please contact our counsel, James W. McKenzie, Jr. at (215) 963-5134 or Meredith M. Armstrong at (215) 963-5460 at Morgan, Lewis & Bockius LLP. They can also be reached via facsimile at (215) 963-5001.

Very truly yours,

/s/ Joseph M. Redling

Joseph M. Redling

enclosures

cc: Scott Anderegg, Esq.

Brigitte Lippmann, Esq.

James W. McKenzie, Jr., Esq., Morgan, Lewis & Bockius LLP
Meredith M. Armstrong, Esq., Morgan Lewis & Bockius LLP